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                            August 25, 2020

       Charles Wilson, Ph.D.
       President and Chief Executive Officer
       Unum Therapeutics Inc.
       200 Cambridge Park Drive, Suite 3100
       Cambridge, Massachusetts 02140

                                                        Re: Unum Therapeutics
Inc.
                                                            Amendment No. 1 to
Proxy Statement on Schedule 14A
                                                            Filed August 19,
2020
                                                            File No. 001-38443

       Dear Dr. Wilson:

              We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Amendment No. 1 to Proxy Statement on Schedule 14A

       Proposal No. 1, page 8

   1. We note your response to prior comment 1. A proposal involves another matter within the meaning of Note A when
disclosure about the other matter that is called for by Schedule
                                                        14A would be material
to a voting decision on such proposal. In this instance, the conversion proposal
appears to be an integral component of the Kiq acquisition because the proposal appears to
be necessary in order for Unum Therapeutics Inc. to meet its obligations under
Sections 5.1 and 5.2 of the Agreement and Plan of Merger, dated July 6,
                                                        2020 between Unum
Therapeutics, Kiq and the other parties thereto. Accordingly, please provide the disclosure
required by Items 11, 13 and 14 of Schedule 14A.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Charles Wilson, Ph.D.
Unum Therapeutics Inc.
August 25, 2020
Page 2

       Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at
(202) 551-3257
with any questions.



                                                         Sincerely,
FirstName LastNameCharles Wilson, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameUnum Therapeutics Inc.
                                                         Office of Life
Sciences
August 25, 2020 Page 2
cc:       Andrew H. Goodman, Esq.
FirstName LastName